FX ALLIANCE INC.
909 Third Avenue, 10th Floor
New York, New York 10022

February 7, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Ms. Jennifer Gowetski
Ms. Angela McHale

Re:	FX Alliance Inc.
Registration Statement on Form S-1
File Number 333-176901

Ladies and Gentlemen:

FX Alliance Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, SEC File No. 333-176901, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Wednesday, February 8, 2012 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher A. Kitchen of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4988, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FX ALLIANCE INC.

By:	/s/ Philip Z. Weisberg
Name:	Philip Z. Weisberg
Title:	Chief Executive Officer